Exhibit 99.1

Aurora Cannabis Receives Final Regulatory Approval and Completes Acquisition of ICC Labs

Establishes Leadership Position and Platform for Growth in Latin American Market

TSX | NYSE: ACB
TSX-V: ICC

EDMONTON, Nov. 22, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or "the Company") (NYSE: ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) and ICC Labs Inc. (TSX-V: ICC) ("ICC") are pleased to announce today the completion of the previously announced plan of arrangement (the "Arrangement") pursuant to which Aurora has acquired all of the issued and outstanding common shares of ICC for $1.95 per share (payable in common shares of Aurora (the "Aurora Shares")), reflecting an aggregate purchase price of approximately $290 million. ICC is now a wholly-owned subsidiary of Aurora. Completion of the Arrangement follows receipt of approval of the Arrangement from the Instituto de Regulación y Control del Cannabis, the Uruguayan regulatory authority overseeing the regulation and control of cannabis in Uruguay.

ICC's common shares will be delisted from the TSX Venture Exchange (the "TSX-V"), subject to TSX-V approval, and applications will be made for ICC to cease being a reporting issuer.

The acquisition of ICC establishes Aurora as the industry leader in Latin American, a region which encompasses more than 650 million people from across Mexico, the Caribbean, Central America, and South America. ICC, based in Uruguay, the first country in the world to legalize cannabis for adult consumer use, has developed a strong portfolio of high-quality, low-cost production assets, product offerings, and commercial agreements. Located in Uruguay's free trade zone, ICC's state-of-the-art science and GMP compliant processing facility, the first of its kind in Latin America, brings very significant capacity and early mover advantage to build significant market share both in Latin America and the international cannabis and wellness markets.

Management Commentary

"This transaction combines two pioneering cannabis companies with fully aligned international growth ambitions, immediately positioning Aurora as the market leader in Latin America, an area with well over 650 million people," said Terry Booth, CEO of Aurora. "Not only does ICC have substantial low cost, high-quality production capacity, it is the first company in Latin America which has completed a GMP compliant extraction facility, which will play an important role in supplying higher-margin CBD-based products for the global cannabis and wellness markets. Together, ICC and Aurora will accelerate the development of our well-diversified product portfolio, and extensive distribution channels to capitalize on the substantial opportunities in the global cannabis industry."

Neil Belot, Chief Global Business Development Officer, added "Alejandro and his team have developed one of the deepest international networks Aurora has encountered. ICC has leveraged its early mover advantage in Uruguay to capitalize on significant growth opportunities in the broader Latin American cannabis markets. With world-class production, process facilities and distribution infrastructure in place, this transaction strengthens Aurora's position as the global partner of choice in multiple international markets."

Alejandro Antalich, CEO of ICC Labs added, "The complementary nature of our two organizations makes this transaction an ideal fit that will allow us both to realize our ambitious growth strategies. We're excited to announce our upcoming official grand opening of the first state-of-the-art laboratory in Latin America on November 28th. This facility based in Uruguay is focused on the development of pharmaceutical grade products derived from cannabis and hemp. With our Latin American facilities coming online, as well as multiple supply and distribution agreements in large international markets in place, we believe that Aurora's resources, innovation capabilities, and broad global distribution networks represent an ideal partner to accelerate our growth."

ICC brings to Aurora, among other strategic synergies, the following competitive advantages.

Significant, Low-cost Capacity

  Significant expansion of low-cost production and processing capacity: ICC is expanding rapidly, with both established facilities and a number of projects in various stages of completion that will bring the estimated production capacity of cannabis and hemp to over 450,000 kg per annum, adding significant value to Aurora's funded footprint:
    Two operational greenhouse facilities totaling approximately 92,000 square feet
    Three outdoor grow sites, with a total potential area of over 800 acres, 590 acres of which are in Uruguay and which are being prepared for cultivation start later this calendar year
    The Company is assessing integration and development synergies between ICC and its wholly owned subsidiary MED Colombia, including the construction of greenhouse and processing facilities, and is developing its plan for a 1,000,000 square foot greenhouse facility in Uruguay, and a similarly sized facility in Colombia.

Strong Foundation to Capitalize on the Significant Global CBD Wellness Market Opportunity

  CBD Rich Production: Uruguay is the only country where regulations currently permit the cultivation of CBD-rich hemp on a commercial scale, allowing licensed producers to grow hemp with THC concentrations of up to 1%, providing a significant yield advantage over global competitors. ICC's deep background in pharma and the ability to grow low-cost CBD-rich hemp at very large scale, position Aurora exceptionally well to capitalize on global opportunities in the high-growth CBD wellness market.
  CBD Brand and Distribution: ICC recently launched its BIDIOL brand of CBD products, and is developing a broad international distribution network.
  Significant Extraction Capacity: ICC has completed a state-of-the-art large-scale extraction facility with capacity to process 150,000 kg of CBD feed per annum.
  Free Trade: ICC's new CBD extraction facility is strategically located approximately five minutes from the Canelones international airport and within Uruguay's "Science Park" free trade zone. This strategic location exempts all facility exports from any applicable local tax on exports and imports.

Science, High-margin Products and Strong Genetics

  The First Latin American GMP Compliant Science Lab: ICC has completed Latin America's first state-of-the-art cannabis science laboratory, designed to the highest international standards and in compliance with applicable GMP standards. In the process of being certified, the facility will provide an early mover advantage over other producers in Latin America to drive sales to international cannabis markets. The Company has received the required registration and government permits to commence operation of the facility.
  Product Diversification: ICC offers a broad portfolio of dried flower and higher margin products, including tablets, softcaps, ointments, creams, drops, infused syrups, and patches. The Company is assessing pathways for potential import of products and IP into Canada.
  Genetics: ICC has secured an exclusive portfolio of high CBD strains, including exclusivity in South America for CW2A-B, a high-profile CBD strain.

Full details of the Arrangement and certain other matters are set out in the management information circular of ICC dated October 3, 2018 (as updated by the news release of ICC dated October 15, 2018) (the "ICC Circular"). A copy of the ICC Circular and other meeting materials can be found under ICC's profile on SEDAR at www.sedar.com.

Under the Arrangement, each holder of common shares of ICC ("ICC Shareholder") has received approximately 0.2161 Aurora Shares for each common share of ICC held and Aurora has issued a total of 31,904,668 Aurora Shares pursuant to the Arrangement (not giving effect to the exercise of any ICC Compensation Options or ICC Warrants, as such terms are defined in the arrangement agreement dated September 8, 2018 between ICC and Aurora), which as of November 21, 2018 represented approximately 3.20% of the outstanding Aurora Shares after giving effect to the Transaction.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per annum and sales and operations in 20 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards, and its first production facility, the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland, have achieved this level of certification.

In addition to Aurora's rapid organic growth and strong execution on strategic M&A, which to date includes 15 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, MED Colombia, Agropro, Borela, and ICC – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About ICC

ICC is a fully licensed producer and distributor of medicinal cannabinoid extracts, adult usage cannabis and industrial hemp products in Uruguay as well as a fully licensed producer of medicinal cannabis in Colombia. ICC has active operations in Uruguay, and is focused on becoming a worldwide leading producer of cannabinoid extracts, giving support and promoting responsible use for medicinal purposes, backed by scientific research and innovation, while following strict compliance with standards for quality and safety.

Neither the TSX, NYSE, TSX-V nor their Regulation Services Provider (as that term is defined in the policies of the TSX, NYSE, and TSX-V) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO	Alejandro Antalich, CEO
Aurora Cannabis Inc.	ICC Labs Inc.

Caution Concerning Forward-Looking Statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements in this news release include, but are not limited to statements with respect to: results of operations, anticipated benefits and cost synergies associated with the Transaction, internal expectations, estimated margins, expectations for future growing capacity, costs and opportunities, the effect of the Transaction on the combined company and its future strategy, plans, objectives, goals, targets and future developments, the completion of any capital projects or expansions, the anticipated timing for the de-listing of ICC from the TSX-V and for ICC to cease to be a reporting issuer and the expected benefits of the Arrangement.

ICC Shareholders are urged to carefully read the management information circular of ICC dated October 3, 2018 (as updated by the news release of ICC dated October 15, 2018) and related materials in their entirety as they contain important information regarding the Arrangement and its consequences to ICC Shareholders.

Forward-looking statements are based on the opinions and estimates of management of ICC and Aurora at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statement, whether expressed or implied, including, without limitation: inability to realize anticipated synergies; future legislative and regulatory developments involving cannabis; the cannabis industry in Canada and elsewhere generally; income tax and regulatory matters; the ability of ICC and Aurora to implement their business strategies; competition; crop failure; currency and interest rate fluctuations; failure to realize the expected benefits of the Arrangement; compliance with all applicable laws and other customary risks associated with transactions of this nature; and general economic conditions. Forward-looking statements should be considered carefully and undue reliance should not be placed on them.

Management of Aurora and ICC provide forward-looking statements because they believe they provide useful information to readers when considering their investment objectives and cautions readers that the information may not be appropriate for other purposes. Consequently, all of the forward-looking statements made in this news release are qualified by these cautionary statements and other cautionary statements or factors contained herein, and there can be no assurance that the actual results or developments will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, ICC and Aurora. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management of Aurora and ICC at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

These forward-looking statements are made as of the date of this news release and each of ICC and Aurora assume no obligation to update or revise them to reflect subsequent information, events or circumstances or otherwise, except as expressly required by applicable law.

ICC Labs Inc. (CNW Group/Aurora Cannabis Inc.)

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SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, (416) 509-5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, (647) 269-5523, marc.lakmaaker@auroramj.com; Rob Kelly, (647) 331-7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, (212) 896-1233 / (212) 896-1203, pcarlson@kcsa.com / ebarker@kcsa.com; For ICC: Alejandro Antalich, CEO, (598) 2900-0000 ext. 404, ir@icclabs.com

CO: Aurora Cannabis Inc.

CNW 17:58e 22-NOV-18